Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 23, 2008, the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action or pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with any such state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

American Land Lease, Inc.

at

$14.20 Net Per Share

by

GCP Sunshine Acquisition, Inc.,

a subsidiary of

GCP REIT II

GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II (“Parent”), a Maryland real estate investment trust, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of American Land Lease, Inc., a Delaware corporation (the “Company”), including shares of Common Stock subject to vesting or risk of forfeiture and any shares issuable upon exercise of options to acquire shares of Common Stock (the “Shares”), at a price of $14.20 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A., the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JANUARY 22, 2009, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not subject to any financing condition. The Offer is subject to the following conditions, among others: (a) as of any scheduled Expiration Date, the number of Shares validly tendered pursuant to the Offer (and not withdrawn prior to such Expiration Date), together with the Shares then beneficially owned by Parent, Purchaser and any of their affiliates or any person managed by Parent, Purchaser or any of its affiliates (if any), must represent at least 88% of all Shares then outstanding (the “Minimum Condition”); (b) at or prior to any then scheduled Expiration Date, receipt by the Company of consents from the Company’s lenders, which consents do not require the Company to pay assumption fees in excess of a specified amount; (c) a specified period of time has elapsed since the date the condition in clause (b) above is satisfied; and (d) the Governmental Approval Condition (as defined in Section 15 – “Certain Conditions to the Offer” of the Offer to Purchase) must have been met. The Offer is also subject to the satisfaction or waiver of the other conditions set forth in the Offer to Purchase. See Section 15 – “Certain Conditions to the Offer” of the Offer to Purchase.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire common equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The board of directors of the Company has (i) approved, adopted and authorized the form, terms and provisions of the Merger Agreement and all related documents and exhibits thereto and the Offer and the Merger and the other transactions contemplated by the Merger Agreement and declared them fair to and in the best interests of the Company and its stockholders; (ii) authorized the Company to enter into the Merger Agreement; (iii) determined that, if required in connection with the Merger, the Merger Agreement be submitted to a vote of holders of the Shares for adoption by them pursuant to the Delaware General Corporation Law (the “DGCL”); and (iv) recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the Merger (if applicable) in accordance with the provisions of the DGCL.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 9, 2008 (the “Merger Agreement”), among Parent, Purchaser, the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership and a majority-owned subsidiary of the Company, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, the Company and Purchaser will merge (the “Merger”). At the effective time of the Merger, by virtue of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares owned by the Company, Parent, Purchaser, any other wholly-owned subsidiary of Parent or any wholly-owned subsidiary of the Company, in each case immediately prior to the effective time of the Merger) will be canceled and will automatically be converted into the right to receive, in cash, an amount per Share equal to the Offer Price, subject to any applicable withholding taxes, upon surrender of the certificate representing such Shares. Holders of Shares that are outstanding immediately prior to the effective time of the Merger who have properly demanded and perfected (and not withdrawn or lost) their appraisal rights in connection with the Merger in accordance with Section 262 of the DGCL will be entitled to demand payment of fair value for their Shares as determined pursuant to the procedures provided by Delaware law. The Merger Agreement is more fully described in the Offer to Purchase.

In connection with the execution of the Merger Agreement, Messrs. Terry Considine, Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore, all of whom are members of the board of directors of the Company, Titaho Limited Partnership, RLLLP, a registered limited liability limited partnership for which Mr. Considine’s brother is the trustee for the sole general partner and Titahotwo Limited Partnership, RLLLP, a registered limited liability limited partnership for which Mr. Considine serves as the general partner and holds a 0.5% ownership interest (collectively, the “Securityholders”), entered into a Tender and Support Agreement with Parent and Purchaser in which the Securityholders agreed, among other things, to tender their Shares pursuant to the Offer, to vote in favor of the Merger and to vote against any alternative acquisition proposal. The Securityholders beneficially own approximately 12% of the outstanding Shares of common stock. The Securityholders have also agreed to sell all of their units of limited partnership interest pursuant to the OP Offer (as defined in the Merger Agreement) in exchange for the Offer Price.

Subject to the limitations contained in the Merger Agreement and to the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right from time to time, subject to certain conditions, to waive any conditions to the Offer (other than the Minimum Condition, which may only be changed or waived with the prior written consent of the Company) or increase the Offer Price. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser may, and under certain circumstances the Company may require Purchaser to, extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subject to the provisions of the Merger Agreement, under certain circumstances, Purchaser may, at its sole option, provide a subsequent offering period of not less than ten or more than twenty business days after the expiration of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to validly tendering stockholders. Under no circumstances will interest be paid by Purchaser on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the share certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that, unless Purchaser has previously accepted them for payment, Shares tendered may also be withdrawn at any time after February 21, 2009 (or such date as may apply if the Offer is extended) until Purchaser accepts them for payment. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with the Book Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Parent, in its sole discretion, whose determination will be final and binding on all parties. None of Parent, Purchaser or any of their affiliates or assigns, if any, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

December 23, 2008

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